OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66411

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/16___ AND ENDING ___12/31/16___

                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CE CAPITAL ADVISORS, INC.

OFFICIAL USE ONLY
130959
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

239 Boston Post Rd., West, Suite 500

(No. and Street)

    Marlborough   MA   01752

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Dane   508 - 263 - 6208

                                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.

(Name – *if individual, state last, first, middle name*)

20 Walnut Street, Suite #313	Wellesley Hills	MA	02481
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✔] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e) (2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Daniel Dane _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
CE Capital Advisors, Inc. _____ , as

of December 31, _____ , 20 16 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



LAUREEN G. SASSEVILLE
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
October 19, 2023

_____
Notary Public

_____
Signature

FINOP
_____
Title



This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CE Capital Advisors, Inc.
Financial Statements and
Supplemental Schedules
December 31, 2016

CE Capital Advisors, Inc.

Index

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
CE Capital Advisors, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of CE Capital Advisors, Inc., which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17A-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence that we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position, results of operations and cash flows of CE Capital Advisors, Inc. as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule I and II are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained in the supplemental schedules has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
February 16, 2017

2

CE Capital Advisors, Inc.
Statement of Financial Condition
December 31, 2016

Assets

Current assets

Cash and cash equivalents	$	112,195
Prepaid charges and other current assets		7,107
Total current assets		119,302
Total assets	$	119,302

Liabilities and Stockholder's Equity

Current liabilities

Accounts payable	$	2,633
Accounts payable, affiliate		3,055
Total current liabilities		5,688

Stockholder's equity

Common Stock, 1,500 shares $.01 par value authorized, 800 shares issued and outstanding	8
Additional paid in capital	231,917
Deficit	(118,311)
Total stockholder's equity	113,614
Total liabilities and stockholder's equity	$ 119,302

The Report of the Independent Registered Public Accounting Firm and
notes are an integral part of these financial statements.

CE CAPITAL ADVISORS, INC.
Statement of Operations
For the Year Ended December 31, 2016

Revenues	$	-
Operating expenses:		
Salaries, payroll taxes and benefits		1,008
Rent		32,400
Professional fees		18,996
Incentive compensation		(36,820)
Other expenses		2,975
Telephone & data expenses		3,600
License & registration		2,515
Total operating expenses		24,674
Loss from operations		(24,674)
Interest income		127
Loss before taxes		(24,547)
Income taxes		(18,780)
Net (Loss) for year	$	(43,327)

The Report of the Independent Registered Public Accounting Firm and
notes are an integral part of these financial statements.

CE Capital Advisors, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2016

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance, January 1, 2016	$ 8	$ 231,917	$ (74,984)	$ 156,941
Loss for year	-	-	(43,327)	(43,327)
Balance, December 31, 2016	$ 8	$ 231,917	$ (118,311)	$ 113,614

The Report of the Independent Registered Public Accounting Firm and
notes are an integral part of these financial statements.

CE Capital Advisors, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities:		
(Loss) for year	$	(43,327)
Adjustments to reconcile loss to net		
cash provided/(used) by operating activities:		
(Increase) decrease in:		
Prepaid charges and other current assets		7,277
Deferred tax asset, net		13,600
Increase (decrease) in:		
Accounts payable		170
Net cash used by operating activities		(22,280)
Net decrease in cash and cash equivalents		(22,280)
Cash and cash equivalents, beginning of the year		134,475
Cash and cash equivalents, end of the year	$	112,195
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes	$	-
Interest	$	-

The Report of the Independent Registered Public Accounting Firm and
notes are an integral part of these financial statements.

6

Note 1 – Nature of Business

CE Capital Advisors, Inc. (the "Company") was formed in October 2003 as a Massachusetts corporation. The Company is an independent registered broker-dealer and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts as a broker in merger and acquisition transactions for private firms.

The Company is a wholly-owned subsidiary of Concentric Energy Advisors, Inc. ("Parent").

Note 2 – Significant Accounting Policies

Basis of accounting
The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States (GAAP) on the accrual basis of accounting.

Cash and Cash Equivalents
The Company considers deposits with maturities of ninety days or less to be cash and cash equivalents.

Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the use of estimates by management in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Income Taxes
The Company is a C Corporation and files a consolidated federal return with the parent. All income is taxed at the corporate level. The Company has net operating losses being carried forward as of December 31, 2016 of $(43,327) which may be used to reduce taxable income in future years. The carryover expires in 2034. Massachusetts tax returns from 2012 and prior are no longer available for review.

The Company adopted, "Accounting for Uncertainty of Income Taxes", which prescribes comprehensive guidelines for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken

Note 2 – Significant Accounting Policies (continued)

Income Taxes (continued)

on tax returns. The Organization has no uncertain tax positions during the year ended December 31, 2016.

Subsequent Events

Management has evaluated subsequent events through February 16, 2017, the date at which the statements were approved and available for issuance.

Note 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined in the rule, shall not exceed 15 to 1.

At December 31, 2016, the Company had a net capital of $105,265 which exceeds the required net capital of $5,000 by $100,265.

Note 4 – Related Party Transactions

The Company occupies office facilities and is provided general and administrative services by the Parent in accordance with an expense sharing agreement. The current expense sharing agreement expires in July 1, 2018. The remaining payments are as follows:

Year	Amount
2017	$36,000
2018	$18,000

The Company is charged by the Parent for occupancy and administrative expenses which amounted to $ 36,000 for 2016. Shared expenses are not payable if the Company is unable to make payment due to lack of collections from customers and affiliate.

Note 4 – Related Party Transactions (continued)

The financial position and results of operations could be different in the accompanying financial statements if these transactions with the Parent did not exist.

Note 5 – Deferred Income Tax

The Company files its income tax return on the cash basis of accounting. As a result, certain items such as accounts receivable and accounts payable while reflected in the accrual basis financial statements are not included in the tax returns.

Note 6 – Fair Value Measurements

The "Fair Value Measurements and Disclosures" topic in the FASB Accounting Standards Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy under FAS 157 and its applicability to the plan are described:

Level 1 – Pricing inputs are quoted prices available in active markets for identical investments as of the reporting date. As required by the FASB "Fair Value Measurements and Disclosures" topic, the organization does not adjust the quoted price for these investments, even in situations where the organization holds a large position and a sale could reasonably impact the quoted price.

Level 2 – Pricing inputs are quoted prices for similar investments, or inputs that are observable, either directly or indirectly, for substantially the full term through corroboration with observable market data. Level 2 includes investments valued at quoted prices adjusted for legal or contractual restrictions specific to these investments.

Level 3 – Pricing inputs are unobservable for the investment, that is, inputs that reflect the reporting entity's own assumptions about

Note 6 – Fair Value Measurements (continued)

the assumptions market participants would use in pricing the asset or liability. Level 3 includes investments that are supported by little or no market activity.

The Organization did not have any assets or liabilities adjusted to fair value for the year ended December 31, 2016.

**Report of Independent Registered Public Accounting Firm
Required by SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3**

To: Board of Directors of
    CE Capital Advisors, Inc.

We have reviewed management's statement, included in the accompanying "Financial and Operational Combined Uniform Single Report – Part IIA, Exemptive Provision under Rule 15c3-3" in which (1) CE Capital Advisors, Inc. identified the following provisions of 17 C.F.R. 15c3-3(k) under which CE Capital Advisors, Inc. claimed an exemption from 17 C.F.R. 240.15c3-3 (k)(2)(i) (the "exemption provisions") and (2) CE Capital Advisors, Inc. stated that CE Capital Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. CE Capital Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CE Capital Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
20 Walnut Street, Wellesley Hills, MA 02481
February 16, 2017

11



CE CAPITAL
ADVISORS
A FINRA MEMBER FIRM

February 16, 2017

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
20 Walnut Street Wellesley Hills, MA 02481

Re: CE Capital Advisors, Inc. Exemption Report

Dear Mr. Alessandri:

This statement is to notify you that, to the best knowledge and belief of CE Capital Advisors, Inc., our firm claims an exemption under 17 CFR 240.15c3-3(k)(2)(i).

CE Capital Advisors, Inc. is not engaged as a broker-dealer in the selling of securities of any type or in the sale of insurance products.

CE Capital Advisors, Inc. has met the exemption provisions of 17 CFR 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Sincerely,

CE CAPITAL ADVISORS, INC.

Daniel Dane
Financial Operations Manager

CE Capital Advisors, Inc.

Supplementary Information
Pursuant to Rule 17(a)-5 of the
Securities and Exchange Act of 1934

December 31, 2016

The accompanying schedule is prepared in accordance with the requirements and general format of Focus Form X-17 A-5.

CE Capital Advisors, Inc.
Schedule I
Computation of Net Capital Under
Rule 15c3-1 of the Securities and
Exchange Commission Act of 1934

December 31, 2016

Net Capital:		
Total stockholder equity qualified for net capital	$	113,614
Deduction for non-allowable assets:		
CRD deposit		(1,242)
Prepaid expenses and other current assets		(7,107)
Total non-allowable assets		(8,349)
Net capital before haircuts		105,265
Less: Haircuts		-
Net capital		105,265
Minimum capital requirement		5,000
Excess net capital	$	100,265
Aggregate indebtedness:		
Liabilities	$	5,688
Ratio of aggregate indebtedness to net capital		.0540 to 1

No material differences exist between audited computation of net capital and unaudited computation of net capital.

CE Capital Advisors, Inc.

Schedule II

**Computation for Determination of the Reserve Requirements
Under the Securities and Exchange Commission Rule 15c3-3
And Information Relating to the Possession or Control
Requirements under Securities and Exchange Commission Rule 15c3-3**

December 31, 2016

The Company is not required to file the above schedule as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i) of the rule and does not hold customers' monies or securities.